SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2008
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 11, 2008
Shaw Communications Inc.
By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW COMMENTS ON WIRELESS SPECTRUM AUCTION
Calgary, Alberta (March 10, 2008) — Shaw Communications Inc. (“Shaw”) announced today that it has submitted an application to participate in Industry Canada’s Auction for Spectrum Licences for Advanced Wireless Services (“AWS”). This application is part of a public process in which Industry Canada will release the names of all parties who have applied to participate in the auction on March 14, 2008, in addition to providing further information concerning qualified bidders on March 31, 2008.
The auction process is comprised of a number of stages which will take place over several months before winning bidders are determined. There can be no assurance that Shaw’s bid will be successful in acquiring AWS spectrum in the auction. In addition, participation in the auction should not necessarily be interpreted as an indication that Shaw intends to build out a wireless network. If successful, the ownership of spectrum will provide strategic flexibility as it may be utilized in a variety of ways and in a timeframe yet to be determined as the competitive communication market evolves.
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves 3.3 million customers, including approximately 1.5 million Internet and 400,000 residential Digital Phone customers, through a reliable and extensive network, which comprises over 575,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:
Shaw Investor Relations Department
investor.relations@sjrb.ca